Media Release

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Roche

Basel, 21 June 2007

Roche establishes Viracept Patient Registries in the interest of patient care

Viracept license temporarily suspended pending review by authorities

Roche, in agreement with EMEA, will establish Viracept Patient Registries in order to register and closely follow patients who may have been exposed to a chemical impurity in their Viracept HIV formulations. The registries are part of the follow up measures being taken by Roche after the product recall of all formulations of Viracept initiated on June 6th following the discovery of an impurity known as EMS (ethyl methansulphonate). The US, Canada and Japan are not affected. Viracept's licence is being suspended in Europe whilst further reviews are undertaken. In parallel, Roche will carry out a series of additional studies in order to further understand the potential effects of EMS and take measures necessary to ensure that future batches of Viracept are in line with specifications for EMS to be agreed with EMEA.

"We take the welfare of patients extremely seriously. With the knowledge we have to date, we consider the risk to patients to be low, however we want to be sure patients can be followed and these registries will allow us to do just that ," says William B. Burns, CEO Pharmaceuticals Division of Roche. "The root cause of the elevated levels of impurity observed recently has been identified and we are following up on the agreed actions with EMEA".

Roche actions

In collaboration with the Health Authorities, Roche

- initiated the Viracept recall as soon as the presence of elevated levels of the impurity was determined
- assessed the level of impurity in finished stock that has already been supplied into countries
- is in discussions with national health authorities, health care providers, patient groups and NGOs to manage the recall

- is conducting additional research in order to further understand the effects of EMS
- is establishing Viracept Patient Registries to register patients who may have been exposed to elevated levels of EMS as well as pregnant women and all children who have ever been exposed to Viracept, including those exposed *in utero*
- is working with authorities to address outstanding manufacturing issues

Roche actively pursues all of these activities but reconfirms that they will not have an impact on the financial guidance.

For further information about the Viracept recall, please see the website page www.roche.com/med-cor-2007-06-06b

Further information about the Viracept Patient Registries will be released as soon as it is finalized.

About Viracept

Viracept (nelfinavir), a protease inhibitor is supplied by Roche outside the US, Japan and Canada. Viracept was first introduced by Roche in 1998.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolism and central nervous system. In 2006 sales by the Pharmaceuticals Division totaled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche employs roughly 75,000 worldwide and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Roche's Diagnostics Division offers a uniquely broad product portfolio and supplies a wide array of innovative testing products and services to researchers, physicians, patients, hospitals and laboratories world-wide. For further information, please visit our website at www.roche.com.

Roche Group Media Office

Phone: +41 61 688 8888 / Email: basel.mediaoffice@roche.com

- Baschi Dürr
- Daniel Piller (Head of Roche Group Media Office)
- Katja Prowald (Head R&D Communications)
- Martina Rupp
- Claudia Schmitt

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